Mine Safety Information Pursuant to Section 1503(a) of the
Dodd-Frank Wall Street Reform and Consumer Protection Act

The following table shows, for the Company’s U.S. mine for which the Company is an operator and that is subject to the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) and administered by the U.S. Labor Department’s Mine Safety and Health Administration (“MSHA”), the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd−Frank Act”). Section references below are to sections of the Mine Act.

	Year Ended December 31, 2014
Mine or Operation[1]:	Total # of “Significant and Substantial” Violations Under §104[2]	Total # of Orders Issued Under §104(b)[3]	Total # of Citations and Orders Issued Under §104(d)[4]	Total # of Flagrant Violations Under §110(b)(2)[5]	Total # of Imminent Danger Orders Under §107(a)[6]	Total Amount of Proposed Assessments from MSHA under the Mine Act[7]	Total # of Mining- Related Fatalities[8]	Pending Legal Actions as of Last Day of 2014[9]	Legal Actions Instituted During 2014[10]	Legal Actions Resolved During 2014[11]
Marigold Mine (MSHA ID# 2602081)	1	0	0	0	0	$1,000	0	0	0	0

1	MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities.

2
Represents the total number of citations issued by MSHA under Section 104 of the Mine Act for violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

3
Represents the total number of orders issued under Section 104(b) of the Mine Act, which represents a failure to abate a citation under Section 104(a) of the Mine Act within the period prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines the violation has been abated.

4	Represents the total number of citations and orders issued by MSHA under Section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.

5	Represents the total number of flagrant violations identified by MSHA under Section 110(b)(2) of the Mine Act.

6	Represents the total number of imminent danger orders issued under Section 107(a) of the Mine Act.

7	Amounts represent the total United States dollar value of proposed assessments received from MSHA during the year ended December 31, 2014.

8	Represents the total number of mining-related fatalities at mines subject to the Mine Act pursuant to Section 1503(a)(1)(G) of the Dodd−Frank Act.

9	Represents the total number of legal actions pending as of the last day of 2014 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Dodd−Frank Act.

10	Represents the total number of legal actions instituted during 2014 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Dodd−Frank Act.

11	Represents the total number of legal actions resolved during 2014 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Dodd−Frank Act.

In addition, as required by the reporting requirements regarding mine safety included in Section 1503(a)(2) of the Dodd−Frank Act, for the year ended December 31, 2014, the Company’s U.S. mine for which the Company is an operator has not received written notice from MSHA of:

(a)
a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under Section 104(e) of the Mine Act; or

(b)	the potential to have such a pattern.